# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OptimizeRx Corporation, CIK 0001448431
CUSIP: 68401U204
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 260 Charles Street, Suite 302, Waltham, Massachusetts (MA), 02453
Date of event which requires filing of this statement: 03/06/2025
Amends the filing with accession number 0000950170-25-014245
Filed by CIK 0001607278
Persons authorized to receive notices and communications: David Atterbury, Whetstone Capital Advisors, LLC, 2001 Shawnee Mission Pkwy, Mission Woods, Kansas (KS), 66205, (913) 951-2700

## Reporting persons
- Whetstone Capital Advisors, LLC (CIK 0001607278): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Kansas (KS); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,508,303; sole dispositive power 0; shared dispositive power 1,508,303; aggregate amount beneficially owned 1,508,303 (8.2% of the class)
- David Atterbury: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,508,303; sole dispositive power 0; shared dispositive power 1,508,303; aggregate amount beneficially owned 1,508,303 (8.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001
Name of issuer: OptimizeRx Corporation
Address of issuer's principal executive offices: 260 Charles Street, Suite 302, Waltham, Massachusetts (MA), 02453
Comment: This Amended No 1. to the Schedule 13D (this "Amendment") that relates to the Common Stock, par value $0.001 (the "Common Stock") of OptimizeRx Corporation, a Nevada corporation (the "Issuer"). The address of the Issuer''s principal executive offices is 260 Charles Street, Suite 302, Waltham, MA 02453. This Amendment amends and restates the Schedule 13D filed by the Reporting Persons on February 5, 2025 (the "Schedule 13D").

## Item 2. Identity and Background
Name of person filing: This Amendment is being filed by Whetstone Capital Advisors, LLC ("WCA") and Mr. David Atterbury (together, the "Reporting Persons").
Residence or business address:
The principal business addresses of the Reporting Persons are as follows:

2001 Shawnee Mission Pkwy
Mission Woods, KS 66205
Present principal occupation or employment:
WCA is a Kansas limited liability company and Mr. David Atterbury is the manager of WCA.
WCA serves as the investment advisor to certain private investment funds (the "Funds"), which hold Common Stock of the Issuer, and may direct the vote and disposition of the Common Stock held by the Funds. As the manager of WCA, Mr. Atterbury may direct the vote and disposition of the Common Stock held by the Funds.
Criminal convictions in the last five years: During the last five years, neither the Reporting Persons (or a controlling entity thereof) nor any executive officer or director of any of the Reporting Persons (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Persons (or a controlling entity thereof) nor any executive officer or director of any of the Reporting Persons (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.
Citizenship: See Item 2(c) above for the place of organization of WCA. Mr. Atterbury is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Common Stock reported herein as being beneficially owned by the Reporting Persons was purchased using working capital of the Funds. An aggregate of approximately $7,557,310 (excluding brokerage commissions) was used to purchase the Common Stock reported as beneficially owned by the Reporting Persons in this Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment hereby amends and supplements Item 4 of the Schedule 13D by inserting the following:

On March 6, 2025, WCA provided written notice to the Issuer of its intent to nominate each of Messrs. Andrew Carlson and John Fein for election to the Board at the Issuer's 2025 annual meeting of stockholders. In connection with such notice, the Reporting Persons have communicated, and expect to continue to communicate, with the Issuer about Board composition and other matters.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and matters referenced above, actions taken by the Issuer's management or Board, price levels of the Common Stock, liquidity requirements and other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment position in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other instruments that are based upon or relate to the value of the Common Stock or the Issuer in the open market or otherwise, selling some or all of the securities reported herein, and/or engaging in hedging or similar transactions with respect to the shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the Common Stock beneficially owned by each of the Reporting Persons. The percentages reported in this Schedule 13D were calculated based upon the 18,420,906 shares of Common Stock issued and outstanding as of November 8, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 14, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions effected by the Reporting Persons in the Common Stock of the Issuer during the past sixty (60) days are set forth in Schedule A. All such transactions were effected in the open market.
Other persons with the right to receive dividends or sale proceeds: Other than the Funds and the Reporting Persons, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings or relationships (legal or otherwise) among any Reporting Person or between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Signatures
- Whetstone Capital Advisors, LLC: /s/ David Atterbury, David Atterbury Manager (03/10/2025)
- David Atterbury: /s/ David Atterbury, David Atterbury (03/10/2025)